FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES MARCH 2004 INCREASE IN DISTRIBUTION FROM $US 0.10 TO $US 0.11 AND AN INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta – March 17, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) of Calgary, Alberta today announces that a cash distribution of US$ 0.11 per trust unit will be paid on April 15, 2004 in respect of the March 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business March 31, 2004.  The ex-distribution date is March 29, 2004.

Enterra Energy Trust is also pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Trust from 1.01734 to 1.02480.  This increase is effective on March 15, 2004.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Enterra Energy Trust Distribution	February 29, 2004
Opening Exchange Ratio	1.01734
Enterra Energy Trust Distribution per Unit	US$ 0.10
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to March 15, 2004)	US$ 13.64
Increase in Exchange Ratio *	0.00746
Effective Date of the Increase in Exchange Ratio	March 15, 2004
Exchange Ratio as of Effective Date	1.02480

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                             Investor Relations Counsel:

Luc Chartrand, President and CEO                                         The Equity Group

Telephone (403) 213-2502                                                       Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                                 Sarah Torres (212) 836-9611

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com